July 27, 2007

Mr. Daniel L. Gordon, Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C. 20549

RE:   Blue Ridge Real Estate Company

         Big Boulder Corporation

         Form 10-K for the year ended October 31, 2006

         Form 10-Q for the year ended January 31, and April 30, 2007

         File No. 0-2844/0-2843

Dear Mr. Gordon:

This letter is in response to your comments dated July 19, 2007 regarding the SEC’s review of our Form 10-K for the year ended October 31, 2006 and Form 10-Q for the periods ended January 31, 2007 and April 30, 2007. We respectfully ask that you review the information we have provided in response to each of the issues and consider the possibility that a revision might not be necessary.

Notes to Combined Financial Statements, page 21

1.

We note your response to comment 6 and proposed revisions. It does not appear that the construction of a maintenance building, temporary clubhouse costs and golf course equipment should have been classified as land, as these improvements represent depreciable assets and should be depreciated as soon as they reach their intended use. Refer to Section 5210.05 of the AICPA Technical Questions and Answers and revise your financial statements as necessary.

RESPONSE:

We understand and agree with your comment that costs of constructing a maintenance building and temporary clubhouse are depreciable assets once they are complete. Because these assets and the golf course equipment are directly related to the golf course, we classified those costs with the golf course development until they are complete and put into use.  The assets are included in the line titled “Land and land development costs” on our balance sheet and were never intended to be classified as land.

We plan to fully recognize and reclassify all completed assets pertaining to the golf course, as well as, depreciation expense for the quarter ended July 31, 2007. We also intend to include in future filings a note disclosure that provides details of the balance of Land and land development costs and Land held for investment.

In addition, please tell us the types of costs that were capitalized to residential development and infrastructure development.

Residential development is made up of lot costs, building costs and architectural fees for units under construction.

Infrastructure development costs mainly are made up of legal and professional fees for permitting, surveying and engineering, as well as, related costs such as property taxes, interest, insurance,  and major expenditures for excavation and construction of sewer and water systems in preparing the land for lot development.

On behalf of Blue Ridge Real Estate Company and Big Boulder Corporation, we hereby acknowledge the following:

•

The company is responsible for the adequacy and accuracy of the disclosures in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please direct them to Cynthia A. Van Horn, our Controller, at (570) 443-8433 extension 1027.  Any other questions regarding disclosure issues may be directed to the undersigned at (570) 443-8433 extension 1028.

Very truly yours,

/s/ Eldon D. Dietterick

Eldon D. Dietterick

Executive Vice President and Treasurer